United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Nova Lima, Minas Gerais, Brazil

Interim Financial Statements

September 30, 2025

(A free translation of the original in Portuguese)

2

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated condensed interim financial statements

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim statement of financial position of Vale S.A. ("Company") as at September 30, 2025 and the related condensed interim statements of income statement and comprehensive income for the quarter and nine-month period then ended, and the condensed interim statements of changes in equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated condensed interim statement of financial position of the Company and its subsidiaries ("Consolidated") as at September 30, 2025 and the related consolidated condensed interim statements of income statement and comprehensive income for the quarter and nine-month period then ended, and the consolidated condensed interim statements of changes in equity and cash flows for the nine-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

3

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Other matters

Condensed statements of value added

The interim condensed financial statements referred to above include the parent company and consolidated condensed interim value added statements for the nine-month period ended September 30, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these condensed interim value added statements have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

Rio de Janeiro, October 30, 2025

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

4

Interim Consolidated Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated
	Notes	Three-month period ended September 30,		Nine-month period ended September 30,
		2025	2024	2025	2024
Net operating revenue	4(b)	56,701	52,978	153,919	146,604
Cost of goods sold and services rendered	5(a)	(36,077)	(34,827)	(102,309)	(94,555)
Gross profit		20,624	18,151	51,610	52,049

Operating expenses
Selling and administrative	5(b)	(858)	(770)	(2,445)	(2,183)
Research and development		(820)	(1,066)	(2,437)	(2,826)
Pre-operating and operational stoppage	25	(275)	(491)	(1,200)	(1,423)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	(1,996)	6,341	(4,195)	11,756
Other operating expenses, net	5(c)	(1,468)	(1,777)	(4,233)	(4,496)
Operating income		15,207	20,388	37,100	52,877

Financial income	6	815	713	2,130	1,657
Financial expenses	6	(2,162)	(2,069)	(6,674)	(5,651)
Other financial items, net	6	(510)	(716)	4,873	(6,871)
Equity results and other results in associates and joint ventures	14 and 24	877	(3,174)	853	(1,974)
Income before income taxes		14,227	15,142	38,282	40,038

Income taxes	7	444	(1,871)	(3,251)	(3,849)

Net income		14,671	13,271	35,031	36,189
Net income (loss) attributable to noncontrolling interests		54	(115)	169	(80)
Net income attributable to Vale S.A.'s shareholders		14,617	13,386	34,862	36,269

Earnings per share attributable to Vale S.A.'s shareholders	8
Basic earnings per common share (R$)		3.42	3.14	8.17	8.48
Diluted earnings per common share (R$)		3.42	3.14	8.16	8.48

The accompanying notes are an integral part of these interim financial statements.

5

Interim Income Statement of the Parent Company

In millions of Brazilian reais, except earnings per share

		Parent Company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024

Net operating revenue	4(b)	35,067	37,685	95,483	105,753
Cost of goods sold and services rendered	5(a)	(18,636)	(17,921)	(52,236)	(50,694)
Gross profit		16,431	19,764	43,247	55,059

Operating expenses
Selling and administrative	5(b)	(420)	(379)	(1,195)	(1,089)
Research and development		(499)	(563)	(1,500)	(1,514)
Pre-operating and operational stoppage	25	(269)	(468)	(1,092)	(1,352)
Equity results and others results from subsidiaries	14	2,799	4,117	5,372	8,637
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	(1,677)	(337)	(3,254)	(500)
Other operating expenses, net	5(c)	(1,124)	(1,531)	(3,163)	(3,512)
Operating income		15,241	20,603	38,415	55,729

Financial income	6	472	283	1,217	777
Financial expenses	6	(2,072)	(1,907)	(6,388)	(5,826)
Other financial items, net	6	(663)	(453)	3,915	(4,999)
Equity results and other results in associates and joint ventures	14 and 24	877	(3,174)	853	(1,974)
Income before income taxes		13,855	15,352	38,012	43,707

Income taxes	7	762	(1,966)	(3,150)	(7,438)

Net income		14,617	13,386	34,862	36,269

Earnings per share attributable to Vale S.A.'s shareholders	8
Basic earnings per common share (R$)		3.42	3.14	8.17	8.48
Diluted earnings per common share (R$)		3.42	3.14	8.16	8.48

The accompanying notes are an integral part of these interim financial statements.

6

Interim Statement of Comprehensive Income

In millions of Brazilian reais

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Net income		14,671	13,271	35,031	36,189
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		(61)	(110)	228	109
		(61)	(110)	228	109
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		(3,147)	(612)	(9,143)	8,299
Net investment hedge	18(a.iv)	384	192	2,047	(1,147)
Reclassification of cumulative translation adjustment to income statement (ii)		–	(758)	55	(6,152)
		(2,763)	(1,178)	(7,041)	1,000
Comprehensive income		11,847	11,983	28,218	37,298

Comprehensive income (loss) attributable to noncontrolling interests		(187)	(134)	(324)	1,584
Comprehensive income attributable to Vale S.A.'s shareholders		12,034	12,117	28,542	35,714

		Parent Company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Net income		14,617	13,386	34,862	36,269
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		(12)	(12)	142	(29)
Equity interests in other comprehensive income of subsidiaries		(49)	(98)	86	138
		(61)	(110)	228	109
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		(2,906)	(593)	(8,650)	6,635
Net investment hedge	18(a.iv)	384	192	2,047	(1,147)
Reclassification of cumulative translation adjustment to income statement (ii)		–	(758)	55	(6,152)
		(2,522)	(1,159)	(6,548)	(664)
Comprehensive income		12,034	12,117	28,542	35,714

(i) Includes the effect of changes in exchange rates used by the Company to convert the financial information of subsidiaries operating in an international economic environment, with a currency different from Vale's functional currency (note 2b).

(ii) In the nine-month period ended September 30, 2024, the effect refers substantially to the reclassification of accumulated translation adjustments of Vale Oman Distribution Center and PT Vale Indonesia Tbk, in the amounts of R$620 (US$112) and R$5,728 (US$1,063), respectively (notes 15b and 15c).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

7

Interim Statement of Cash Flows

In million of Brazilian reais

		Consolidated		Parent Company
		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Cash flow from operations	9(a)	50,599	49,529	51,412	54,389
Interest on loans and borrowings paid	9(c)	(3,935)	(3,381)	(4,996)	(5,084)
Cash received on settlement of derivatives, net	18	2,121	459	2,041	455
Payments related to the Brumadinho event	23	(3,312)	(3,078)	(3,312)	(3,078)
Payments related to de-characterization of dams	25	(1,527)	(2,129)	(1,527)	(2,129)
Interest on participative shareholders' debentures paid	20	(760)	(766)	(760)	(766)
Income taxes (including settlement program) paid		(9,166)	(7,541)	(7,765)	(6,580)
Net cash generated by operating activities		34,020	33,093	35,093	37,207

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(21,559)	(21,612)	(16,198)	(15,320)
Payments related to the Samarco dam failure	24	(11,776)	(1,601)	(11,776)	(1,601)
Cash received (paid) from disposal and acquisition of investments, net	9(b)	5,332	14,147	5,332	(2,737)
Dividends received from associates and joint ventures		766	286	590	2,912
Short-term investment, net		1,089	308	824	(86)
Other investing activities, net		(48)	(33)	(613)	(464)
Net cash used in investing activities		(26,196)	(8,505)	(21,841)	(17,296)

Cash flow from financing activities:
Loans and borrowings from third parties	9(c)	24,261	15,497	9,299	4,453
Payments of loans and borrowings to third parties	9(c)	(8,172)	(11,872)	(2,035)	(436)
Payments of leasing	22	(590)	(695)	(148)	(114)
Dividends and interest on capital paid to Vale S.A.’s shareholders	28(d)	(19,456)	(20,662)	(19,456)	(20,662)
Shares buyback program	28(c)	–	(2,054)	–	(1,204)
Net cash used in financing activities		(3,957)	(19,786)	(12,340)	(17,963)

Net increase in cash and cash equivalents		3,867	4,802	912	1,948
Cash and cash equivalents in the beginning of the period		30,671	17,474	9,084	4,193
Effect of exchange rate changes on cash and cash equivalents		(2,489)	2,345	–	–
Effect of transfer the Energy Assets to non-current assets held for sale and others		(658)	418	–	15
Cash and cash equivalents at end of the period		31,391	25,039	9,996	6,156

The accompanying notes are an integral part of these interim financial statements.

8

Interim Consolidated and Parent Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	19	31,391	30,671	9,996	9,084
Short-term investments	19	1,002	331	839	12
Accounts receivable	10	13,328	14,600	17,459	28,663
Other financial assets	13	3,334	331	2,369	194
Inventories	11	29,607	28,513	8,101	7,975
Recoverable taxes	7(e)	6,553	6,811	4,453	4,933
Other		2,467	2,219	2,163	2,005
		87,682	83,476	45,380	52,866
Non-current assets
Judicial deposits	26(c)	3,392	3,326	3,265	3,208
Other financial assets	13	2,208	1,429	1,253	179
Recoverable taxes	7(e)	9,420	8,030	6,975	5,580
Deferred income taxes	7(b)	47,288	51,050	39,548	43,241
Other		8,457	8,157	5,746	4,997
		70,765	71,992	56,787	57,205

Investments	14	27,434	28,158	141,053	152,740
Intangibles	16	58,160	65,105	41,875	41,693
Property, plant, and equipment	17	240,912	247,594	154,756	150,812
		397,271	412,849	394,471	402,450
Total assets		484,953	496,325	439,851	455,316

Liabilities and shareholders equity
Current liabilities
Suppliers and contractors	12	30,054	26,217	17,836	15,286
Loans and borrowings	21	2,498	6,316	1,035	819
Leases	22	931	907	372	367
Other financial liabilities	13	5,302	9,555	30,398	22,144
Taxes payable	7(e)	3,060	3,559	1,086	1,948
Settlement program ("REFIS")	7(c)	2,289	2,184	2,289	2,184
Liabilities related to Brumadinho	23	4,328	4,420	4,328	4,420
Liabilities related to associates and joint ventures	24	6,320	11,421	6,320	11,421
De-characterization of dams and asset retirement obligations	25	4,988	5,160	4,365	4,451
Provisions for litigation	26(a)	786	736	786	736
Employee benefits	27	5,386	6,266	3,590	3,925
Dividends payable		–	2,046	–	2,046
Other		4,918	2,268	2,979	2,718
		70,860	81,055	75,384	72,465
Non-current liabilities
Loans and borrowings	21	92,400	85,282	34,429	30,164
Leases	22	2,793	3,507	895	956
Participative shareholders' debentures	20	14,196	13,727	14,196	13,727
Other financial liabilities	13	11,537	14,533	49,655	73,152
Settlement program ("REFIS")	7(c)	4,815	6,234	4,815	6,234
Deferred income taxes	7(b)	350	2,757	–	–
Liabilities related to Brumadinho	23	6,095	7,778	6,095	7,778
Liabilities related to associates and joint ventures	24	6,448	11,261	6,448	11,261
De-characterization of dams and asset retirement obligations	25	27,305	30,529	17,184	18,870
Provisions for litigation	26(a)	4,850	5,536	4,515	5,088
Employee benefits	27	6,446	6,925	2,282	2,205
Streaming transactions		10,575	11,651	–	–
Other		1,550	1,830	5,826	6,644
		189,360	201,550	146,340	176,079
Total liabilities		260,220	282,605	221,724	248,544

Equity	28
Equity attributable to Vale S.A.'s shareholders		218,127	206,772	218,127	206,772
Equity attributable to noncontrolling interests		6,606	6,948	–	–
Total equity		224,733	213,720	218,127	206,772
Total liabilities and equity		484,953	496,325	439,851	455,316

The accompanying notes are an integral part of these interim financial statements.

9

Interim Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2024		77,300	3,634	114,889	(19,785)	(432)	31,166	–	206,772	6,948	213,720
Net income		–	–	–	–	–	–	34,862	34,862	169	35,031
Other comprehensive income		–	–	–	–	383	(6,703)	–	(6,320)	(493)	(6,813)
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(9,143)	–	–	–	(8,091)	(17,234)	–	(17,234)
Dividends of noncontrolling interest		–	–	–	–	–	–	–	–	(24)	(24)
Transaction with noncontrolling interests		–	–	–	–	(64)	–	–	(64)	6	(58)
Share-based payment program	27(a)	–	–	–	4	107	–	–	111	–	111
Balance as of September 30, 2025		77,300	3,634	105,746	(19,781)	(6)	24,463	26,771	218,127	6,606	224,733

Balance as of December 31, 2023		77,300	3,634	106,181	(17,739)	(5,831)	27,420	–	190,965	7,360	198,325
Net income		–	–	–	–	–	–	36,269	36,269	(80)	36,189
Other comprehensive income		–	–	–	–	158	(713)	–	(555)	1,664	1,109
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(11,722)	–	–	–	(8,940)	(20,662)	–	(20,662)
Dividends of noncontrolling interests		–	–	–	–	–	–	–	–	(1)	(1)
Transaction with noncontrolling interests (i)		–	–	–	–	4,593	–	–	4,593	(1,222)	3,371
Shares buyback program	28(b)	–	–	–	(2,054)	–	–	–	(2,054)	–	(2,054)
Share-based payment program	27(a)	–	–	–	8	(9)	–	–	(1)	–	(1)
Balance as of September 30, 2024		77,300	3,634	94,459	(19,785)	(1,089)	26,707	27,329	208,555	7,721	216,276

(i) The effect on equity attributable to noncontrolling interests includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of R$9,050 (US$1,628), (note 15c) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of R$7,828 (US$1,514), (note 15d).

The accompanying notes are an integral part of these interim financial statements.

10

Interim Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent company
	Three-month period ended September 30,
	2025	2024	2025	2024
Generation of value added
Gross revenue
Revenue from products and services	155,296	148,288	96,747	107,386
Revenue from the construction of own assets	4,730	5,633	4,462	5,020
Other revenues	1,061	959	893	832
Less:
Cost of products, goods and services sold	(34,020)	(29,385)	(19,674)	(19,083)
Material, energy, third-party services and other	(40,243)	(38,851)	(14,571)	(14,782)
Impairment reversal (impairment) and gain (losses) from write-off of non-current assets, net	(4,195)	11,756	(3,254)	(500)
Expenses related to Brumadinho event	(1,574)	(1,556)	(1,574)	(1,556)
De-characterization of dams	619	681	619	681
Other costs and expenses	(10,757)	(12,622)	(6,526)	(7,122)
Gross value added	70,917	84,903	57,122	70,876
Depreciation, amortization and depletion	(12,657)	(11,825)	(8,036)	(7,422)
Net value added	58,260	73,078	49,086	63,454

Received from third parties
Equity results	853	(1,974)	6,225	6,663
Financial result	2,843	4,945	489	4,142
Total value added to be distributed	61,956	76,049	55,800	74,259

Personnel and charges
Direct compensation	8,683	7,224	4,475	3,865
Benefits	3,491	3,165	2,788	2,626
FGTS	394	382	352	343
Taxes and contributions
Federal taxes	8,111	8,712	7,699	12,094
State taxes	3,521	3,652	3,213	3,460
Municipal taxes	111	165	80	119
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	1,820	15,284	1,580	14,209
Leasing	794	1,276	751	1,274
Remuneration of own capital
Reinvested net income from continuing operations	34,862	36,269	34,862	36,269
Net income attributable to noncontrolling interest	169	(80)	–	–
Distributed value added	61,956	76,049	55,800	74,259

The accompanying notes are an integral part of these interim financial statements.

11

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil, Oman and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

Vale also holds investments in energy businesses to meet part of its energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Solutions" and "Energy Transition Metals" (note 4).

Iron Solutions – Comprise iron ore extraction and iron ore pellets and briquettes production.

•	Iron ore. Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes, a railway and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.
•	Iron ore pellets and other ferrous product. Currently, Vale has a diversified portfolio of agglomerates, which includes iron ore pellets and briquettes. Vale operates eight pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel. The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Brazil and nickel refining facilities in the United Kingdom and Japan. Vale also holds investments in nickel operations in Indonesia.
•	Copper. In Brazil, Vale produces copper concentrates at Sossego and Salobo operations, in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario) and Voisey’s Bay (located in Newfoundland and Labrador).
•	Other Energy Transition Metals. The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

12

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

2. Basis of preparation of condensed consolidated interim financial statements

The consolidated and individual interim financial statements (equivalent to condensed interim financial statements) of the Company (“interim financial statements”) were prepared and are statements in accordance with CPC 21 – Statement issued by the Accounting Pronouncements Committee (“CPC”), in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All material information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2024. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on October 30, 2025.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended September 30,		Nine-month period ended September 30,
	September 30, 2025	December 31, 2024	2025	2024	2025	2024
US Dollar ("US$")	5.3186	6.1923	5.4488	5.5454	5.6502	5.2445
Canadian dollar ("CAD")	3.8186	4.3047	3.9574	4.0660	4.0413	3.8549
Euro ("EUR")	6.2414	6.4363	6.3679	6.0918	6.3188	5.7036

c) Tariffs applied by the United States of America

The Company is subject to external risk factors related to its operations and its customer portfolio and supply chain profile.

In February 2025, the President of the United States of America ("USA") signed an executive order imposing tariffs on products from several countries. The program establishes country-specific import tariffs, based on a minimum rate of 10%, a level at which Brazil was set.

In July 2025, the U.S. government issued an executive order that added a 40% tariff on top of the existing 10% rate applied to Brazil. However, this new 40% tariff was partially waived for various imports, including products exported by Vale to the U.S. market. Although the Company's sales to USA are not relevant, Vale is monitoring developments and, until this date the Company does not expect any significant effects on its operations or cash flows.

13

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

3. Significant events and transactions related to the three-month period ended September 30, 2025

•	Participative shareholders’ debentures – In October 2025 (subsequent event), Vale approved the proposal for the optional acquisition of up to all of the outstanding participative shareholders’ debentures. The deadline for the debentures holders to manifest their sale intentions will close on October 31, 2025. Further details are presented in note 20 of these interim financial statements.
•	Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In September 2025, the Company completed the sale of a 70% stake in Aliança to Global Infrastructure Partners (“GIP”) for R$4,616 (US$871 million). As a result, Aliança became an associate, and Vale recognized a loss of R$472 (US$89 million) in the income statement for the three-month period ended September 30, 2025, as “Impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 15(a) to these interim financial statements.
•	Shareholder remuneration – In July 2025, the Board of Directors approved shareholder remuneration in the amount of R$8,091 (US$1,448 million), which was paid in September 2025. Further details are presented in note 28(c) of these interim financial statements.

4. Information by business segment and geographic area

The Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other.

Segment	Main activities
Iron Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

14

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Adjusted EBITDA

					Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Iron ore		18,587	15,770	45,797	44,188
Iron ore pellets		2,791	4,388	8,616	12,527
Other ferrous products and logistics services		226	533	925	1,359
Iron Solutions		21,604	20,691	55,338	58,074

Nickel		631	(366)	1,965	280
Copper		3,341	2,003	9,567	5,235
Other Energy Transition Metals		(202)	(260)	(510)	(772)
Energy Transition Metals		3,770	1,377	11,022	4,743

Unallocated items (i)		(1,609)	(2,019)	(5,259)	(4,916)

Adjusted EBITDA		23,765	20,049	61,101	57,901

Depreciation, depletion and amortization		(4,136)	(4,148)	(12,657)	(11,825)
Impairment and gains (losses) on disposal of non-current assets, net and other (ii)		(2,831)	5,831	(6,919)	10,468
EBITDA from associates and joint ventures		(1,591)	(1,344)	(4,425)	(3,667)
Operating income		15,207	20,388	37,100	52,877

Equity results and other results in associates and joint ventures	14	877	(3,174)	853	(1,974)
Financial results	6	(1,857)	(2,072)	329	(10,865)
Income before income taxes		14,227	15,142	38,282	40,038

(i) Includes income (expenses) from Vale Base Metals Limited that were not allocated to the operating segment in the amount of R$(79) (US$(15) million) and R$(498) (US$(89) million) for the three and nine-month period ended September 30, 2025, respectively. (2024: R$(115) (US$(20) million) and R$ (357) (US$ (66) million), respectively).

(ii) Includes adjustments of R$835 (US$155 million) and R$2,724 (US$490 million) for the three and nine-month period ended September 30, 2025, respectively, (2024: R$510 (US$ 94 million) and R$ 1,288 (US$243 million), respectively), to reflect the performance of the streaming transactions at market prices.

b) Net operating revenue by business segment and geographic area

	Consolidated
	Three-month period ended September 30, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel	Copper	Other Energy Transition Metals	Total Energy Transition Metals	Net operating revenue
China (i)	29,511	78	—	29,589	644	641	78	1,363	30,952
Japan	2,550	411	2	2,963	425	—	—	425	3,388
Asia, except Japan and China	3,777	363	49	4,189	766	980	1	1,747	5,936
Brazil	1,322	1,817	1,019	4,158	80	—	30	110	4,268
United States of America	—	176	—	176	1,253	—	60	1,313	1,489
Americas, except United States and Brazil	—	299	—	299	684	—	—	684	983
Germany	394	141	—	535	411	732	4	1,147	1,682
Europe, except Germany	939	117	—	1,056	1,134	2,793	140	4,067	5,123
Middle East, Africa, and Oceania	—	2,846	—	2,846	34	—	—	34	2,880
Net operating revenue	38,493	6,248	1,070	45,811	5,431	5,146	313	10,890	56,701

15

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended September 30, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel	Copper	Other Energy Transition Metals	Total Energy Transition Metals	Net operating revenue
China (i)	25,755	—	—	25,755	759	522	1	1,282	27,037
Japan	3,298	419	2	3,719	349	—	—	349	4,068
Asia, except Japan and China	3,111	654	18	3,783	443	281	—	724	4,507
Brazil	1,408	2,410	1,018	4,836	85	—	52	137	4,973
United States of America	—	137	—	137	1,466	—	1	1,467	1,604
Americas, except United States and Brazil	—	624	—	624	319	1	—	320	944
Germany	457	340	—	797	455	1,031	1	1,487	2,284
Europe, except Germany	798	281	—	1,079	1,087	1,886	—	2,973	4,052
Middle East, Africa, and Oceania	—	3,468	—	3,468	41	—	—	41	3,509
Net operating revenue	34,827	8,333	1,038	44,198	5,004	3,721	55	8,780	52,978

i) Includes operating revenue of China Mainland in the amount of R$30,456 (US$5,604 million) (2024: R$26,453 (US$4,770 million)) and Taiwan in the amount of R$496 (US$91 million) (2024: R$584 (US$105 million)).

	Consolidated
	Nine-month period ended September 30, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel	Copper	Other Energy Transition Metals	Total Energy Transition Metals	Net operating revenue
China (i)	74,303	78	—	74,381	1,781	1,756	182	3,719	78,100
Japan	8,319	746	6	9,071	1,036	—	—	1,036	10,107
Asia, except Japan and China	9,911	1,065	100	11,076	1,881	2,214	42	4,137	15,213
Brazil	4,097	5,864	3,048	13,009	304	—	95	399	13,408
United States of America	—	873	—	873	3,675	—	214	3,889	4,762
Americas, except United States and Brazil	—	841	1	842	2,251	—	—	2,251	3,093
Germany	1,310	553	—	1,863	1,945	3,103	37	5,085	6,948
Europe, except Germany	3,242	382	—	3,624	3,696	6,832	204	10,732	14,356
Middle East, Africa, and Oceania	—	7,688	—	7,688	244	—	—	244	7,932
Net operating revenue	101,182	18,090	3,155	122,427	16,813	13,905	774	31,492	153,919

16

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Nine-month period ended September 30, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel	Copper	Other Energy Transition Metals	Total Energy Transition Metals	Net operating revenue
China (i)	69,393	—	—	69,393	1,648	2,294	156	4,098	73,491
Japan	9,583	1,198	6	10,787	1,504	—	—	1,504	12,291
Asia, except Japan and China	8,051	1,428	44	9,523	1,222	489	—	1,711	11,234
Brazil	4,463	7,131	2,637	14,231	186	—	72	258	14,489
United States of America	—	659	—	659	3,368	—	103	3,471	4,130
Americas, except United States and Brazil	—	1,782	—	1,782	1,649	504	—	2,153	3,935
Germany	1,259	767	—	2,026	1,352	2,015	1	3,368	5,394
Europe, except Germany	3,370	539	—	3,909	2,610	4,926	103	7,639	11,548
Middle East, Africa, and Oceania	33	9,944	—	9,977	115	—	—	115	10,092
Net operating revenue	96,152	23,448	2,687	122,287	13,654	10,228	435	24,317	146,604

(i) Includes operating revenue of China Mainland in the amount of R$76,547 (US$ 13,635 million) (2024: R$70,726 (US$13,438 million)) and Taiwan in the amount of R$1,553 (US$275 million) (2024: R$2,765 (US$534 million)).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Costs of goods and services rendered by business segment

			Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30
	2025	2024	2025	2024
Iron Ore	19,969	18,693	55,504	50,661
Iron Ore Pellets	3,690	4,148	10,221	11,482
Other ferrous products and logistics services	992	756	2,585	2,106
Iron Solutions	24,651	23,597	68,310	64,249

Nickel	4,739	5,198	14,470	12,835
Copper	2,375	2,028	6,628	5,701
Other Energy Transition Metals	322	53	753	482
Energy Transition Metals	7,436	7,279	21,851	19,018

Depreciation, depletion and amortization	3,990	3,951	12,148	11,288
Cost of goods sold and services rendered	36,077	34,827	102,309	94,555

17

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Assets by geographic area

	Consolidated
	September 30, 2025				December 31, 2024
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	14,392	49,029	180,028	243,449	12,670	54,781	177,757	245,208
Canada	—	9,122	51,403	60,525	—	10,315	58,533	68,848
Americas, except Brazil and Canada	—	—	21	21	—	—	21	21
Indonesia	9,931	—	340	10,271	11,676	—	376	12,052
China	—	6	16	22	—	3	25	28
Asia, except Indonesia and China	—	1	3,397	3,398	—	2	4,046	4,048
Europe	—	—	3,085	3,085	—	1	3,647	3,648
Oman	3,111	2	2,622	5,735	3,812	3	3,189	7,004
Total	27,434	58,160	240,912	326,506	28,158	65,105	247,594	340,857

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Services	7,056	6,303	19,783	17,668
Freight	7,386	7,273	19,789	18,109
Depreciation, depletion and amortization	3,990	3,951	12,148	11,288
Personnel	4,039	3,920	11,985	10,227
Materials	4,115	3,872	11,818	10,805
Acquisition of products	3,775	3,262	10,565	7,702
Royalties	1,865	1,801	5,106	5,045
Fuel oil and gas	1,643	1,877	4,824	5,599
Energy	849	930	2,339	2,584
Others	1,359	1,638	3,952	5,528
Total	36,077	34,827	102,309	94,555

b) Selling and administrative expenses

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Personnel	356	280	1,047	885
Services	221	208	564	609
Depreciation and amortization	86	73	268	174
Other	195	209	566	515
Total	858	770	2,445	2,183

18

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Other operating expenses, net

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Expenses related to Brumadinho event	23	(430)	(695)	(1,574)	(1,556)
Reversal in provisions related to de-characterization of dam and asset decommissioning obligation, net	25	298	32	592	775
Provision for litigations	26(a)	(691)	(222)	(1,212)	(737)
Profit sharing program		(175)	(140)	(536)	(770)
Expenses related to socio-environmental commitments		(153)	(365)	(426)	(607)
Others		(317)	(387)	(1,077)	(1,601)
Total		(1,468)	(1,777)	(4,233)	(4,496)

6. Financial results

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Financial income
Short term investments		656	481	1,767	1,272
Other		159	232	363	385
		815	713	2,130	1,657
Financial expenses
Loans and borrowings interest	9(c)	(1,406)	(1,095)	(4,001)	(2,975)
Bond premium repurchase	9(c)	–	(275)	(254)	(275)
Interest on supplier finance arrangements		(75)	(225)	(548)	(681)
Interest on REFIS		(126)	(117)	(366)	(378)
Taxes on financial income		(95)	(35)	(301)	(118)
Banking expenses		(119)	(72)	(274)	(450)
Interest on lease liabilities	22	(44)	(73)	(133)	(214)
Other		(297)	(177)	(797)	(560)
		(2,162)	(2,069)	(6,674)	(5,651)
Other financial items, net
Foreign exchange and indexation losses, net		(1,064)	(1,580)	(2,902)	(4,807)
Participative shareholders' debentures	20	(803)	509	(1,221)	72
Derivative financial instruments, net	18	1,357	355	8,996	(2,136)
		(510)	(716)	4,873	(6,871)
Total		(1,857)	(2,072)	329	(10,865)

19

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

7. Taxes

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

The Company is subject to OECD Pillar Two model rules in Australia, Brazil, Canada, Indonesia, Japan, Luxembourg, Malaysia, Netherlands, Singapore, Switzerland and United Kingdom. Therefore, the impacts from Pilar Two are already being considered on the calculation of income tax for these jurisdictions.

However, the Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, from the application of the Pillar Two rules currently in effect.

The Company applied the relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rule, according to IAS 12 – Income taxes.

a) Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

		Consolidated		Parent company
		Three-month period ended September 30,
		2025	2024	2025	2024
Income before income taxes	Notes	14,227	15,142	13,855	15,352
Income taxes at statutory rate (34%)		(4,837)	(5,148)	(4,711)	(5,220)
Adjustments that affect the taxes basis:
Tax incentives		1,627	1,432	1,166	1,300
Interest on capital		1,504	1,054	1,346	1,054
Addition of tax loss carryforward related to prior periods		828	1,356	515	789
Unrecognized tax losses of the current period		(51)	(133)	–	—
Provision related to the Samarco	24	(59)	(1,864)	(59)	(1,864)
Tax effects arising from divestments and acquisitions, net	15	73	1,834	73	576
Equity results		271	146	1,230	1,546
Effects on tax computation of foreign operations		150	(512)	42	(23)
Deduction of CSLL in Brazil	7(d)	688	—	688	—
Other		250	(36)	472	(124)
Income taxes		444	(1,871)	762	(1,966)
Current tax		1,596	(1,775)	2,229	(1,082)
Deferred tax		(1,152)	(96)	(1,467)	(884)
Income taxes		444	(1,871)	762	(1,966)

20

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Consolidated		Parent company
		Nine-month period ended September 30,
		2025	2024	2025	2024
Income before income taxes	Notes	38,282	40,038	38,012	43,707
Income taxes at statutory rate (34%)		(13,016)	(13,613)	(12,924)	(14,860)
Adjustments that affect the taxes basis:
Tax incentives		4,731	3,692	3,447	3,432
Interest on capital		4,072	2,683	3,648	2,683
Addition (reduction) of tax loss carryforward related to prior periods		1,483	2,580	329	(411)
Unrecognized tax losses of the current period		(460)	(461)	–	—
Provision related to the Samarco	24	(633)	(1,916)	(633)	(1,916)
Tax effects arising from divestments and acquisitions, net	15	(698)	3,765	(698)	576
Equity results	14	567	463	2,401	3,400
Effects on tax computation of foreign operations		(298)	(621)	–	(23)
Deduction of CSLL in Brazil		688	—	688	—
Other		313	(421)	592	(319)
Income taxes		(3,251)	(3,849)	(3,150)	(7,438)
Current tax		(1,129)	(8,766)	563	(6,952)
Deferred tax		(2,122)	4,917	(3,713)	(486)
Income taxes		(3,251)	(3,849)	(3,150)	(7,438)

b) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2024	51,050	2,757	48,293
Effect in income statement	(2,510)	(395)	(2,115)
Other comprehensive income	4	2	2
Transfer between assets and liabilities	(232)	(232)	–
Translation adjustment	(969)	(88)	(881)
Transfer to held for sale (Energy Assets)	(55)	(1,694)	1,639
Balance as of September 30, 2025	47,288	350	46,938

Balance as of December 31, 2023	46,307	4,210	42,097
Effect in income statement	3,773	(1,144)	4,917
Other comprehensive income	2,672	28	2,644
Transfer between assets and liabilities	299	299	–
Translation adjustment	772	155	617
Incorporations, acquisitions and divestments	(21)	1,712	(1,733)
Balance as of September 30, 2024	53,802	5,260	48,542

c) Income taxes - Settlement program ("REFIS")

	Consolidated
	September 30, 2025	December 31, 2024
Current liabilities	2,289	2,184
Non-current liabilities	4,815	6,234
REFIS liabilities	7,104	8,418

SELIC rate	15.00%	12.25%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

21

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Uncertain tax positions ("UTP")

The amount under discussion with the tax authorities is R$40,538 (US$7,623 million) as of September 30, 2025 (December 31, 2024: R$36,773 (US$5,939 million) which may reduce tax losses by R$3,693 (US$694 million) as of September 30, 2025 (December 31, 2024: R$3,693 (US$596 million)), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	Consolidated
	September 30, 2025			December 31, 2024
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	22,300	10,096	32,396	20,974	9,958	30,932
Expenses of interest on capital	8,356	–	8,356	7,814	–	7,814
Proceeding related to income tax paid abroad	2,792	–	2,792	2,642	–	2,642
Goodwill amortization	4,932	422	5,354	4,603	386	4,989
Payments to Renova Foundation (iv)	3,763	1,525	5,288	1,865	2,171	4,036
Other	2,088	–	2,088	2,568	–	2,568
	44,231	12,043	56,274	40,466	12,515	52,981

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil (v)	–	–	–	952	–	952
	–	–	–	952	–	952

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

(iv) In October 2025 (subsequent event), the Company received a tax assessment notice related to the 2020 fiscal year, in the amount of R$1,775 (US$334 million).

(v) Based on an administrative decision issued by the Brazilian Administrative Council of Tax Appeals (CARF) in July 2025, the amount was partially settled (R$297 (US$56 million)), while the remaining balance (R$688 (US$128 million)) was reversed from liabilities, impacting the “income taxes” line in the results for the three- and nine-month periods ended September 30, 2025.

e) Recoverable and taxes payables

						Consolidated
	Current assets		Non-current assets		Current liabilities
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Value-added tax ("ICMS")	1,473	1,609	100	18	323	211
Brazilian federal contributions ("PIS" and "COFINS")	932	1,646	6,656	6,036	16	90
Income taxes	4,073	3,490	2,664	1,975	1,656	1,961
Financial compensation for the exploration of mineral resources ("CFEM")	—	—	—	—	367	387
Other	75	66	—	1	698	910
Total	6,553	6,811	9,420	8,030	3,060	3,559

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Net income attributable to Vale S.A.'s shareholders	14,617	13,386	34,862	36,269

Thousands of shares
Weighted average number of common shares outstanding	4,268,779	4,269,495	4,268,773	4,276,804
Weighted average number of common shares outstanding and potential ordinary shares	4,274,808	4,274,508	4,274,801	4,281,816

Earnings per share
Basic earnings per share (R$)	3.42	3.14	8.17	8.48

Diluted earnings per share (R$)	3.42	3.14	8.16	8.48

22

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

9. Cash flows reconciliation

a) Cash flow from operating activities

		Consolidated		Parent company
		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Cash flow from operating activities:
Income before income taxes		38,282	40,038	38,012	43,707
Adjusted for:
Equity results from subsidiaries	14	—	—	(5,372)	(8,637)
Equity results and other results in associates and joint ventures	14	(853)	1,974	(853)	1,974
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 15(b), 16 and 17	4,195	(11,756)	3,254	500
Changes in estimates related to the provision of Brumadinho	23	302	148	302	148
Changes in estimates related to the provision of de-characterization of dams	25	(649)	(682)	(649)	(682)
Depreciation, depletion and amortization		12,657	11,825	8,036	7,422
Financial results, net	6	(329)	10,865	1,256	10,048
Changes in assets and liabilities:
Accounts receivable	10	(32)	5,068	9,116	(4,351)
Inventories	11	(4,192)	(2,959)	(131)	810
Suppliers and contractors	12	4,332	1,972	2,677	1,658
Other assets and liabilities, net		(3,114)	(6,964)	(4,236)	1,792
Cash flow from operations		50,599	49,529	51,412	54,389

b) Cash flow from investing activities

		Consolidated		Parent company
	Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Proceeds from partial disposal of Aliança shares	15(a)	5,332	—	5,332	—
Cash paid for the acquisition of Aliança shares	15(a)	—	(2,737)	—	(2,737)
Proceeds from partial disposal of VODC shares	15(b)	—	3,325	—	—
Proceeds from the partial disposal of PTVI shares	15(c)	—	862	—	—
Proceeds from the partial disposal of VBML shares	15(d)	—	12,697	—	—
Cash received (paid) from disposal and acquisition of investments, net		5,332	14,147	5,332	(2,737)

c) Reconciliation of cash flows from liabilities arising from financing activities

	Consolidated
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2024	52,879	2,088	36,631	91,598
Additions	10,324	–	13,937	24,261
Payments	(2,079)	(183)	(5,910)	(8,172)
Interest paid (i)	(2,128)	(117)	(1,690)	(3,935)
Cash flow from financing activities	6,117	(300)	6,337	12,154
Transfer to held for sale (Energy Assets)	(1,206)	(170)	–	(1,376)
Effect of exchange rate	(6,506)	(97)	(5,461)	(12,064)
Interest accretion	3,016	69	1,501	4,586
Non-cash changes	(4,696)	(198)	(3,960)	(8,854)
September 30, 2025	54,300	1,590	39,008	94,898

December 31, 2023	36,182	1,211	22,982	60,375
Additions	5,389	0	10,108	15,497
Payments	(5,650)	(183)	(6,039)	(11,872)
Interest paid (i)	(1,941)	(81)	(1,359)	(3,381)
Cash flow from financing activities	(2,202)	(264)	2,710	244
Effect of exchange rate	4,543	0	3,218	7,761
Interest accretion	1,951	82	1,342	3,375
Non-cash changes	6,494	82	4,560	12,496
September 30, 2024	40,474	1,029	30,252	73,115

(i) Classified as operating activities in the statement of cash flows.

23

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Fundings in 2025

•	In the third quarter of 2025, the Company contracted loans of R$5,586 (US$1,011 million) indexed to SOFR or LPR adjusted for spread adjustments with maturities between 2028 and 2030.
•	In the second quarter of 2025, the Company (i) contracted loans of R$3,324 (US$597 million), indexed to SOFR plus spread adjustments, with maturities between 2026 and 2030, and (ii) issued debentures of R$6,000 (US$1,080 million), indexed to IPCA plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of R$2,000 (US$360 million) each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure investment projects related to railway concessions.
•	In the first quarter of 2025, the Company (i) contracted loans of R$5,025 (US$861 million) indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of R$4,324 (US$750 million) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the third quarter of 2025, the Company settled loans of R$2,490 (US$449 million).
•	In April 2025, the Company paid interest on debentures in the amount of R$164 (US$28 million).
•	In March 2025, the Company settled loans of R$862 (US$150 million) and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of R$1,890 (US$329 million) and paid a premium of R$254 (US$44 million), recorded as “Bond premium repurchase” in the financial results of the period.

Fundings in 2024

•	In the third quarter of 2024, the Company contracted loans of R$5,330 (US$962 million) indexed to SOFR plus spread adjustments with maturities between 2027 and 2029.
•	In the second quarter of 2024, the Company (i) issued bonds of R$5,389 (US$1 billion) with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054 and (ii) contracted a loan of R$451 (US$90 million) with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.
•	In the first quarter of 2024, the Company contracted loans of R$4,326 (US$870 million) indexed to SOFR plus spread adjustments with maturities between 2024 and 2035.

Payments in 2024

24

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

•	In the third quarter of 2024, the Company (i) settled loans of R$3,368 (US$599 million) and (ii) redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of R$5,251 (US$970 million) and paid a premium of R$275 (US$50 million), recorded as “Bond premium repurchase” in the financial results of the period.
•	In January 2024, the Company paid principal and interest of debentures, in the amount of R$226 (US$46 million).

d) Non-cash transactions

	Consolidated		Parent company
	Nine-month period ended September 30,
	2025	2024	2025	2024

Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	100	125	100	125

10. Accounts receivable

		Consolidated		Parent company
	Notes	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Receivables from contracts with customers
Third parties
Iron Solutions		8,717	9,536	1,668	2,339
Energy Transition Metals		4,313	4,880	–	–
Other		85	121	68	75
Related parties	29(b)	506	385	15,810	26,329
Accounts receivable		13,621	14,922	17,546	28,743
Expected credit loss		(293)	(322)	(87)	(80)
Accounts receivable, net		13,328	14,600	17,459	28,663

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	September 30, 2025
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (R$ million)
Iron ore	23,334	104	+-10%	+- 1.319
Copper	58	9,675	+-10%	+- 321

11. Inventories

	Consolidated		Parent company
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Finished products
Iron Solutions	15,938	15,435	5,279	5,355
Energy Transition Metals	3,749	3,535	–	–
	19,687	18,970	5,279	5,355

Work in progress	3,986	4,282	–	3
Consumable inventory	5,934	6,119	2,822	2,733

Net realizable value provision (i)	–	(858)	–	(116)
Total of inventories	29,607	28,513	8,101	7,975

(i) In the nine-month period ended September 30, 2025, the effect of provision for net realizable value was R$450 (US$81 million) (2024: R$354 (US$69 million)).

25

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

12. Suppliers and contractors

		Consolidated		Parent company
	Notes	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Third parties		28,344	24,797	16,579	14,398
Related parties	29(b)	1,710	1,420	1,257	888
Total		30,054	26,217	17,836	15,286

The financial liabilities presented as Suppliers and contractors in the Company's statement of financial position represent the outstanding balance of invoices with suppliers for purchases of goods and services, being the average due date usually approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions is shown below:

	Consolidated		Parent company
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	7,160	8,313	6,107	6,816
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	–	36	–	–
Total carrying amount relating to Arrangements with suppliers and contractors	7,160	8,349	6,107	6,816

Financial charges related to the increase in payment terms are recognized in the financial results as interest on supplier finance arrangements (note 6). The financial charges recognized in the income statement for the nine-month period ended September 30, 2025 and 2024 due to the Arrangements totaled, respectively, R$548 (US$ 96 million) and R$681 (US$ 131 million).

13. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Other financial assets
Restricted cash		–	–	46	78
Derivative financial instruments	18	2,928	331	1,467	91
Investments in equity securities		–	–	306	337
Loans - Related parties	29(b)	406	–	389	923
		3,334	331	2,208	1,429
Other financial liabilities
Derivative financial instruments	18	491	1,220	465	2,650
Other financial liabilities - Related parties	29(b)	1,039	1,803	–	–
Liabilities related to the concession grants	13(a)	2,575	2,895	11,071	11,684
Other		1,197	3,637	1	199
		5,302	9,555	11,537	14,533

26

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Parent company
		Current		Non-Current
	Notes	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Other financial assets
Restricted cash		–	–	27	24
Derivative financial instruments	18	2,369	194	1,113	35
Investments in equity securities		–	–	113	120
		2,369	194	1,253	179
Other financial liabilities
Derivative financial instruments	18	406	1,124	342	2,491
Pre-export payments - Related parties	29(b)	24,652	14,731	38,241	58,976
Other financial liabilities - Related parties	29(b)	2,765	3,380	–	–
Liabilities related to the concession grants	13(a)	2,575	2,895	11,071	11,684
Other		–	14	1	1
		30,398	22,144	49,655	73,152

a) Liabilities related to the concession grants

	Consolidated					Discount rate
	December 31, 2024	Changes in estimates	Monetary and present value adjustments	Disbursements	September 30, 2025	September 30, 2025	December 31, 2024	Remaining term of obligations
Payment obligation	6,924	12	439	(235)	7,140	7.26% - 11.04%	7.32% - 11.04%	32 years
Infrastructure investment	7,655	99	425	(1,673)	6,506	6.99% - 8.34%	7.43% - 8.12%	8 years
	14,579	111	864	(1,908)	13,646
Current liabilities	2,895				2,575
Non-current liabilities	11,684				11,071
Liabilities	14,579				13,646

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation, Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions for concession contracts and on December 30, 2024, the general basis for the renegotiation were agreed, aiming to promote the modernization and update of the existing contracts. This process was subject to evaluation and approval by the competent authorities, and its conformation would occur through a consensual solution discussed with the bodies involved at the Brazilian Federal Accounts Court.

27

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

As part of these general bases, Vale committed to a maximum global contribution of approximately R$11,031 (US$1,809 million), for the EFC and EFVM’s asset base review, the optimization of contractual obligations and investments replanning.

As a consequence of the new conditions of the general bases, the Company recognized, on December 31, 2024, an addition of R$1,559 (US$256 million) in provision, which reflected the revised estimates regarding the amount of future disbursements required to fulfill the new contractual obligations of the railway concessions. Additionally, the liability was reduced by R$4,000 (US$656 million) due to the advanced payment made by Vale, ahead of the previously planned cash flow.

However, on August 28, 2025, within the context of the consensual solution conducted by the Brazilian Federal Accounts Court, the parties were unable to reach consensus within the established deadline.

Despite ongoing discussions, the concession contracts remain in effect, the Company continues to comply with the established obligations, and remains committed to the general terms defined in the agreement signed on December 30, 2024. The Company believes its provisions remain sufficient to comply with the obligations related to the concessions; therefore, no revision was made in its balances.

28

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

14. Investments in associates and joint ventures

	Business	% ownership	December 31, 2024	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Transfer to assets held for sale (note 15a)	Fair value remeasurement	Other	September 30, 2025
Direct subsidiaries
In Brazil
Aliança Geração de Energia S.A. (i)	Energy	100.00	5,995	–	297	–	–	(5,618)	–	(674)	–
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	557	–	134	–	–	–	–	27	718
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	1,401	–	102	(20)	–	–	–	–	1,483
Minerações Brasileiras Reunidas S.A. – Goodwill	–		4,060	–	–	–	–	–	–	–	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	133	133	(81)	–	–	–	–	–	185
Valepar – Goodwill	–		3,073	–	–	–	–	–	–	–	3,073
Other	–		865	274	(66)	–	–	–	–	195	1,268
Abroad											–
Vale Holdings B.V.	Holding	100.00	108,208	–	5,171	–	(11,283)	–	–	485	102,581
Other	–		290	185	(185)	–	(39)	–	–	–	251
			124,582	592	5,372	(20)	(11,322)	(5,618)	–	33	113,619
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A. (ii)	Energy	30.00	–	–	–	–	–	–	1,262	–	1,262
Aliança Norte Energia Participações S.A.	Energy	51.00	459	–	(77)	–	–	–	–	–	382
Anglo American Minério de Ferro do Brasil S.A.	Iron ore	15.00	4,104	7	452	(259)	(634)	–	–	1	3,671
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	468	–	53	(36)	–	–	–	–	485
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	257	–	28	(21)	–	–	–	–	264
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	377	–	24	–	–	–	–	30	431
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	800	–	92	–	–	–	–	2	894
Samarco Mineração S.A. (note 24)	Pellets	50.00	–	–	–	–	–	–	–	–	–
MRS Logística S.A.	Logistics	49.01	3,659	–	602	–	–	–	–	1	4,262
VLI S.A.	Logistics	29.60	2,111	–	394	(92)	–	–	–	1	2,414
Other	–		435	8	11	(4)	–	–	–	(123)	327
Abroad
PT Vale Indonesia Tbk	Energy Transition Metals	33.88	11,676	–	(39)	(67)	(1,639)	–	–	–	9,931
Vale Oman Distribution Center	Logistics	50.00	3,812	–	135	(305)	(531)	–	–	–	3,111
Consolidated total investment			28,158	15	1,675	(784)	(2,804)	–	1,262	(88)	27,434
Parent Company's total investment			152,740	607	7,047	(804)	(14,126)	(5,618)	1,262	(55)	141,053
Other results in investments (iii)					(822)
Equity results and other results					6,225

(i) The value presented in the column "Other" refers to the impairment loss in the amount of R$674 (US$117 million), allocated to goodwill on the investment in Aliança Geração de Energia S.A. (note 15a).

(ii) It refers to the remeasurement at fair value of the remaining stake held by Vale on Aliança Geração de Energia S.A., after the closing of the divestment transaction (notes 15a).

(ii) It refers substantially to the addition in the provision related to Samarco dam failure (note 24b).

29

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15. Acquisitions and divestitures

Effects on the income statement

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Aliança Geração de Energia S.A.	15(a) and 16	(472)	1,693	(1,146)	1,693
Vale Oman Distribution Center	15(b)	–	6,776	–	6,776
PT Vale Indonesia Tbk	15(c)	–	–	–	5,710
		(472)	8,469	(1,146)	14,179

a) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2024, the Company entered into an agreement with Cemig GT to acquire its 45% stake in Aliança. The decision was taken in the context of the divestment plan announced to the market by Cemig GT in 2020, and Vale chose to exercise its preferential right of acquisition.

In August 2024, the transaction was completed for the amount of R$2,737 (US$493 million), and Vale became the sole owner of Aliança. As a result, the Company recorded a gain of R$1,693 (US$305 million) in the income statement for the three-month period ended September 30, 2024 as “Results from investments and other results in associates and joint ventures,” due to the remeasurement to fair value of the previously held equity interest.

The fair value of the identifiable assets acquired and liabilities assumed as a result of the acquisition are presented below:

		Aliança Energia
	Notes	August 13, 2024
Identifiable assets acquired
Cash and cash equivalents		525
Intangibles	16	4,602
Property, plant, and equipment	17	3,182
Other		222
		8,531

Liabilities assumed
Loans and borrowings	9(c)	1,360
Deferred income taxes	7(b)	1,734
Other		780
		3,874
Net assets acquired		4,657

As disclosed below, the deferred tax liability recognized on the difference between the fair value and the book value of the net assets acquired resulted in goodwill, which is not deductible for tax purposes.

	Notes	August 13, 2024
Consideration transferred for acquisition of the 45% equity interest held by Cemig GT		2,737
Fair value of the 55% stake previously held by Vale		3,346
Total [A]		6,083

Fair value of net assets acquired		6,083
(-) Deferred tax liability on the difference between the fair value and the book value of net assets		(1,426)
Total net assets [B]		4,657

Goodwill [A-B]	16	1,426

In March 2025, the Company signed a binding agreement with Global Infrastructure Partners (“GIP”) for the sale of 70% of its stake in Aliança and the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant.

As a result, the related assets and liabilities were classified as held for sale and Vale recognized an impairment loss in the amount of R$674 (US$117 million) in the income statement for the three-month period ended March 31, 2025 as "Impairment and gains (losses) on disposal of non-current assets, net", which was allocated to the goodwill (note 16) arising from the acquisition of Aliança.

30

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

In September 2025, the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant were transferred from Vale S.A. to Aliança and, the Company concluded the transaction for the amount of R$4,616 (US$871 million), comprised by a cash inflow of R$5,332 (US$1,006 million), net of a reduction of R$716 (US$135 million) in the remaining investment in Aliança due to a loan assumed by the investee in the context of the transaction.

As a result of the transaction, Vale recognized a loss of R$472 (US$89 million) in the income statement for the three-month period ended September 30, 2025 as "Impairment and gains (losses) on disposal of non-current assets, net", and lost control over Aliança. Consequently, the Company will no longer consolidate Aliança, with the remaining interest accounted for as an associate by the equity method.

The effects of this transaction are summarized below:

September, 2025
Cash received	5,332
Fair value of 30% interest retained	1,262
(-) Derecognition of Aliança’s net assets	(7,066)
Loss on the transaction	(472)

b) Divestment on Vale Oman Distribution Center (“VODC”) – In August 2024, the Company established a joint venture with AP Oryx Holdings LLC (“Apollo”) through a binding agreement to sell 50% equity interest in VODC for R$3,325 (US$600 million). The transaction was completed in September 2024, reducing Vale’s stake in VODC from 100% to 50% and changing its status from a subsidiary to a joint venture.

With this transaction, Vale shared control over VODC with Apollo and, from then on, will no longer consolidate VODC, which will be accounted for as a joint venture using the equity method.

As a result of the transaction, the Company recognized a gain of R$6,776 (US$1,222 million) in the income statement as “Other operating expenses, net”. This gain is due to (i) the result of the sale of the equity interest in the amount of R$3,078 (US$555 million), (ii) the result of the remeasurement to fair value of the remaining interest in the amount of R$3,078 (US$555 million), and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of R$620 (US$112 million). The effects of this transaction are summarized below:

September 26, 2024
Sale of the 50% equity interest
Cash received	3,325
Derecognition of VODC’s net assets	(247)
Gain on sale of equity interest	3,078

Remeasurement of the 50% interest retained
Fair value of 50% interest retained	3,325
Derecognition of VODC’s net assets	(247)
Gain on remeasurement of equity interest	3,078

Other effects of the deconsolidation
Gain on the reclassification of cumulative translation adjustments	620
Gain on the transaction recorded in the income statement	6,776

c) Divestment on PT Vale Indonesia Tbk (“PTVI”) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction satisfied a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

31

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

With the transaction, Vale received R$862 (US$155 million) for its shares and lost control over PTVI, which was accounted for as an associate under the equity method due to the significant influence retained by Vale over PTVI.

As result, in June 2024, the Company recognized a gain of R$5,710 (US$1,059 million) in the income statement as "Other operating expenses, net". This gain was due to the reclassification of cumulative translation adjustments of R$5,728 (US$1,063 million) and the gain on remeasurement of the interest retained at fair value of the R$3,654 (US$657 million), net of the loss on the reduction in PTVI stake in the amount of R$3,672 (US$661 million). The effects of this transaction are summarized below:

June 28, 2024
Cash consideration received	862
Fair value of 33.9% interest retained (i)	10,621

Effects of the deconsolidation:
Derecognition of net assets of PTVI	(20,551)
Gain on derecognition of noncontrolling shareholders	9,050
Gain on the reclassification of cumulative translation adjustments	5,728
Gain on the transaction recorded in the income statement	5,710

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

d) Strategic partnership in the Energy Transition Metals business – In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for R$12,697 (US$2,455 million), which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of R$4,593 (US$895 million), of which R$7,828 (US$1,514 million) was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

16. Intangibles

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2024		18,811	42,991	519	2,784	65,105
Additions		–	1,340	135	1	1,476
Disposals		–	(25)	–	(4)	(29)
Amortization		–	(1,163)	(186)	–	(1,349)
Impairment	15(a)	(674)	–	–	–	(674)
Transfer to held for sale (Energy Assets)	15(a)	(752)	(4,419)	–	(21)	(5,192)
Translation adjustment		(1,169)	–	(8)	–	(1,177)
Balance as of September 30, 2025		16,216	38,724	460	2,760	58,160
Cost		16,216	49,231	3,541	2,760	71,748
Accumulated amortization		–	(10,507)	(3,081)	–	(13,588)
Balance as of September 30, 2025		16,216	38,724	460	2,760	58,160

Balance as of December 31, 2023		15,799	37,226	502	2,782	56,309
Additions		–	670	245	–	915
Disposals		–	(28)	–	(23)	(51)
Amortization		–	(1,031)	(217)	–	(1,248)
Acquisition of Aliança		1,426	4,581	–	21	6,028
Translation adjustment		912	–	10	–	922
Balance as of September 30, 2024		18,137	41,418	540	2,780	62,875
Cost		18,137	50,833	3,452	2,780	75,202
Accumulated amortization		–	(9,415)	(2,912)	–	(12,327)
Balance as of September 30, 2024		18,137	41,418	540	2,780	62,875

32

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
	Concessions	Software	Research and development project	Total
Balance as of December 31, 2024	38,509	430	2,754	41,693
Additions	1,328	103	–	1,431
Disposals	(25)	–	–	(25)
Amortization	(1,088)	(136)	–	(1,224)
Balance as of September 30, 2025	38,724	397	2,754	41,875
Cost	49,231	2,095	2,754	54,080
Accumulated amortization	(10,507)	(1,698)	–	(12,205)
Balance as of September 30, 2025	38,724	397	2,754	41,875

Balance at December 31, 2023	37,226	386	2,754	40,366
Additions	670	180	–	850
Disposals	(28)	–	–	(28)
Amortization	(1,021)	(126)	–	(1,147)
Balance as of September 30, 2024	36,847	440	2,754	40,041
Cost	46,078	1,958	2,754	50,790
Accumulated amortization	(9,231)	(1,518)	–	(10,749)
Balance as of September 30, 2024	36,847	440	2,754	40,041

33

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2024		53,597	50,061	25,002	28,153	12,932	4,089	13,575	60,185	247,594
Additions (i)		–	–	–	–	–	310	–	20,022	20,332
Disposals and impairments		(113)	(192)	(21)	(39)	(48)	–	(24)	(2,512)	(2,949)
Assets retirement obligation	25(b)	–	–	–	37	–	–	–	–	37
Depreciation, depletion and amortization		(1,918)	(2,513)	(2,599)	(1,842)	(655)	(604)	(1,542)	–	(11,673)
Transfer to held for sale (Energy Assets)	15(a)	(135)	(1,753)	(2,058)	(6)	–	(212)	(279)	(326)	(4,769)
Translation adjustment		(1,199)	(786)	(1,099)	(891)	(8)	(356)	(600)	(2,721)	(7,660)
Transfers		4,430	6,779	5,507	(3,653)	953	–	1,972	(15,988)	–
Balance as of September 30, 2025		54,662	51,596	24,732	21,759	13,174	3,227	13,102	58,660	240,912
Cost		94,756	84,119	58,948	78,046	23,386	8,207	30,072	58,660	436,194
Accumulated depreciation		(40,094)	(32,523)	(34,216)	(56,287)	(10,212)	(4,980)	(16,970)	–	(195,282)
Balance as of September 30, 2025		54,662	51,596	24,732	21,759	13,174	3,227	13,102	58,660	240,912

Balance as of December 31, 2023		48,989	44,730	21,543	33,524	12,645	6,579	12,028	54,264	234,302
Additions (i)		–	–	–	–	–	(7)	–	21,905	21,898
Disposals		(28)	(128)	(43)	(39)	(22)	–	(7)	(524)	(791)
Assets retirement obligation	25(b)	–	–	–	(507)	–	–	–	–	(507)
Depreciation, depletion and amortization		(1,731)	(2,131)	(2,737)	(1,677)	(612)	(684)	(1,270)	–	(10,842)
Acquisition of Aliança		152	484	1,826	10	–	19	284	407	3,182
Deconsolidation of VODC		–	(48)	(543)	(52)	–	(2,908)	–	(92)	(3,643)
Translation adjustment		882	575	854	1,919	10	660	491	2,002	7,393
Transfers		2,941	4,890	2,663	906	514	–	1,224	(13,138)	–
Balance as of September 30, 2024		51,205	48,372	23,563	34,084	12,535	3,659	12,750	64,824	250,992
Cost		90,104	79,211	56,324	81,044	21,950	7,796	28,104	64,824	429,357
Accumulated depreciation		(38,899)	(30,839)	(32,761)	(46,960)	(9,415)	(4,137)	(15,354)	–	(178,365)
Balance as of September 30, 2024		51,205	48,372	23,563	34,084	12,535	3,659	12,750	64,824	250,992

34

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Parent company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2024		34,819	38,762	13,119	8,652	12,829	1,142	7,349	34,140	150,812
Additions (i)		–	–	–	–	–	226	–	14,098	14,324
Disposals		(86)	(106)	(15)	(38)	(48)	–	(17)	(1,548)	(1,858)
Assets retirement obligation	25(b)	–	–	–	76	–	–	–	–	76
Depreciation, depletion and amortization		(1,195)	(1,682)	(1,513)	(591)	(646)	(207)	(1,129)	–	(6,963)
Transfer to held for sale (Energy Assets)	15(a)	–	(1,290)	(1)	–	–	(178)	(1)	(165)	(1,635)
Transfers		2,479	4,406	2,151	6	964	–	1,689	(11,695)	–
Balance as of September 30, 2025		36,017	40,090	13,741	8,105	13,099	983	7,891	34,830	154,756
Cost		52,697	59,034	30,134	14,118	23,213	2,962	19,323	34,830	236,311
Accumulated depreciation		(16,680)	(18,944)	(16,393)	(6,013)	(10,114)	(1,979)	(11,432)	–	(81,555)
Balance as of September 30, 2025		36,017	40,090	13,741	8,105	13,099	983	7,891	34,830	154,756

Balance as of December 31, 2023		31,675	34,918	12,093	9,452	12,538	1,284	6,635	32,814	141,409
Additions (i)		–	–	–	–	–	26	–	15,457	15,483
Disposals		(27)	(125)	(14)	–	(21)	–	(5)	(424)	(616)
Assets retirement obligation	25(b)	–	–	–	(523)	–	–	–	–	(523)
Depreciation, depletion and amortization		(1,065)	(1,406)	(1,535)	(574)	(603)	(277)	(1,017)	–	(6,477)
Transfers		2,676	4,577	2,055	(17)	506	–	1,238	(11,035)	–
Balance as of September 30, 2024		33,259	37,964	12,599	8,338	12,420	1,033	6,851	36,812	149,276
Cost		48,447	55,054	27,493	13,519	21,744	2,722	17,005	36,812	222,796
Accumulated depreciation		(15,188)	(17,090)	(14,894)	(5,181)	(9,324)	(1,689)	(10,154)	–	(73,520)
Balance as of September 30, 2024		33,259	37,964	12,599	8,338	12,420	1,033	6,851	36,812	149,276

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

35

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

18. Financial and capital risk management

Effects of derivatives on the statement of financial position

	Consolidated
	September 30, 2025		December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	4,213	888	321	3,723
Commodities price risk	182	68	101	145
Embedded derivatives	–	–	–	2
Total	4,395	956	422	3,870

Net exposure

		Consolidated
	September 30, 2025	December 31, 2024
Foreign exchange and interest rate risk	3,325	(3,402)
Commodities price risk	114	(44)
Embedded derivatives	–	(2)
Total	3,439	(3,448)

Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Foreign exchange and interest rate risk	1,208	377	8,906	(2,107)
Commodities price risk	149	(26)	88	(36)
Embedded derivatives	–	4	2	7
Total	1,357	355	8,996	(2,136)

Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Nine-month period ended September 30,
	2025	2024
Foreign exchange and interest rate risk	2,187	416
Commodities price risk	(66)	43
Total	2,121	459

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	2025	2026	2027+
Foreign Exchange and Interest Rate Derivatives	US$ 9,394	US$11,490	3,325	(3,402)	1,115	1,614	596

The sensitivity analysis of these derivative financial instruments is presented as follows:

36

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	3,325	(4,562)	(12,449)
US$ interest rate inside Brazil decrease	3,325	2,554	1,658
Brazilian interest rate increase	3,325	1,541	78
TJLP interest rate decrease	3,325	3,312	3,300
IPCA index decrease	3,325	2,075	984
SOFR interest rate decrease	3,325	3,172	3,015

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	2025	2026	2027+
Brent crude oil (bbl)
Options	18,418,875	24,050,625	59	67	(3)	62	–

Forward Freight Agreement (days)
Freight forwards	2,760	3,240	61	(65)	–	61	–

Fixed price nickel sales protection (ton)
Nickel forwards	2,208	4,978	(6)	(46)	(6)	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	59	(494)	(1,826)
Forward Freight Agreement (days)	Decrease in freight price	61	(20)	(101)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	(6)	(64)	(121)

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	2025	2026	2027+
Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	–	(2)	–	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	–	–	(2)

a.iv) Hedge accounting

Consolidated
Gain (loss) recognized in the other comprehensive income
Three-month period ended September 30,	Nine-month period ended September 30,
	2025	2024	2025	2024
Net investments hedge	384	192	2,047	(1,147)

37

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Credit risk management

b.i) Financial's counterparties' ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	September 30, 2025		December 31, 2024
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	4,169	10	2,421	3
A1	9,887	797	11,605	172
A2	1,430	508	3,220	83
A3	5,753	349	4,391	12
Baa1	–	–	6	–
Baa2	23	–	25	–
Baa3	180	–	–	–
Ba1 (i)	6,515	1,439	4,453	111
Ba2 (i)	4,436	1,292	4,881	41
Total	32,393	4,395	31,002	422

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

.

19. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

38

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Consolidated
		September 30, 2025					December 31, 2024
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		31,391	–	–	31,391	30,671	–	–	30,671
Short-term investments (ii)		–	–	1,002	1,002	–	–	331	331
Derivative financial instruments	18	–	–	2,928	2,928	–	–	331	331
Accounts receivable	10	1,275	–	12,053	13,328	2,313	–	12,287	14,600
		32,666	–	15,983	48,649	32,984	–	12,949	45,933
Non-current
Judicial deposits	26(c)	3,392	–	–	3,392	3,326	–	–	3,326
Restricted cash	13	46	–	–	46	78	–	–	78
Derivative financial instruments	18	–	–	1,467	1,467	–	–	91	91
Investments in equity securities	13	–	306	–	306	–	337	–	337
		3,438	306	1,467	5,211	3,404	337	91	3,832
Total of financial assets		36,104	306	17,450	53,860	36,388	337	13,040	49,765

Financial liabilities
Current
Suppliers and contractors	12	30,054	–	–	30,054	26,217	–	–	26,217
Derivative financial instruments	18	–	–	491	491	–	–	1,220	1,220
Loans and borrowings	21	2,498	–	–	2,498	6,316	–	–	6,316
Leases	22	931	–	–	931	907			907
Liabilities related to the concession grants	13(a)	2,575	–	–	2,575	2,895	–	–	2,895
Other financial liabilities - Related parties	29	1,039	–	–	1,039	1,803	–	–	1,803
Other financial obligations	13	1,197	–	–	1,197	3,637	–	–	3,637
		38,294	–	491	38,785	41,775	–	1,220	42,995
Non-current
Derivative financial instruments	18	–	–	465	465	–	–	2,650	2,650
Loans and borrowings	21	92,400	–	–	92,400	85,282	–	–	85,282
Leases	22	2,793	–	–	2,793	3,507	–	–	3,507
Participative shareholders' debentures	20	–	–	14,196	14,196	–	–	13,727	13,727
Liabilities related to the concession grants	13(a)	11,071	–	–	11,071	11,684	–	–	11,684
Other financial obligations	13	1	–	–	1	198	–	1	199
		106,265	–	14,661	120,926	100,671	–	16,378	117,049
Total of financial liabilities		144,559	–	15,152	159,711	142,446	–	17,598	160,044

(i) Includes R$11,366 (US$2,137 million) (2024: R$10,580 (US$1,709 million) denominated in R$, R$18,291 (US$3,439 million) (2024: R$18,877 (US$3,048 million) denominated in US$ and R$1,734 (US$326 million) (2024: R$1,214 (US$196 million) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

39

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Hierarchy of fair value

			Consolidated
		September 30, 2025				December 31, 2024
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments		176	826	–	1,002	331	–	–	331
Derivative financial instruments	18	–	4,395	–	4,395	–	422	–	422
Accounts receivable	10	–	12,053	–	12,053	–	12,287	–	12,287
Investments in equity securities	13	–	306	–	306	–	337	–	337
		176	17,580	–	17,756	331	13,046	–	13,377

Financial liabilities
Derivative financial instruments	18	–	956	–	956	–	3,870	–	3,870
Participative shareholders' debentures	20	–	14,196	–	14,196	–	13,727	–	13,727
Other financial obligations	13	–	1	–	1	–	1	–	1
		–	15,153	–	15,153	–	17,598	–	17,598

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

	Consolidated
	September 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	41,116	42,687	45,003	44,866
Debentures	13,189	13,099	7,876	7,897
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	790	791	1,144	1,144
Basket of currencies and bonds in US$ indexed to SOFR	798	836	944	960
Debt contracts in the international market in:
US$, with variable and fixed interest	36,091	37,558	36,186	36,673
Other currencies, with fixed interest	291	306	390	396
Other currencies, with variable interest	2,623	2,488	55	47
Total	94,898	97,765	91,598	91,983

20. Participative shareholders’ debentures

	Financial result
	Average price (R$)		Three-month period ended September 30,		Nine-month period ended September 30,			Liabilities
	2025	2024	2025	2024	2025	2024	September 30, 2025	December 31, 2024
Participative shareholders’ debentures	36,54	33,74	(803)	509	(1,221)	72	14,196	13,727

On October 6th, 2025 (subsequent event), Vale approved the proposal for the optional acquisition of up to all outstanding participative shareholders' debentures. The deadline for the debentures holders to manifest their sale intentions will close on October 31, 2025. This initiative aims to optimize Vale’s capital structure through financial liability management, while reinforcing the Company’s capital allocation strategy.

On October 1st, 2025 (subsequent event), the Company made a payment of remuneration to debenture holders in the amount of R$598 (US$112 million) for the first semester of 2025 (2024: R$527 (US$97 million) for the first semester of 2024).

40

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

On April 1st, 2025, the Company made a payment of remuneration to debenture holders in the amount of R$760 (US$131 million) for the second semester of 2024 (2024: R$766 (US$149 million) for the second semester of 2023).

21. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Quoted in the secondary market:
US$ Bonds	6.06%	–	–	40,460	44,502
R$ Debentures	7.11%	310	419	12,553	7,375
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.64%	239	253	550	887
Basket of currencies and bonds in US$ indexed to SOFR	5.85%	–	–	798	929
Debt contracts in the international market in:
US$, with variable and fixed interest	5.26%	558	4,433	35,228	31,222
Other currencies, with fixed interest	4.83%	65	71	225	312
Other currencies, with variable interest	2.76%	26	–	2,586	55
Accrued charges		1,300	1,140	–	–
Total		2,498	6,316	92,400	85,282

	Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Quoted in the secondary market:
US$,Bonds	5.66%	–	–	2,613	3,042
R$, Debentures	7.11%	310	195	12,553	6,417
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.64%	240	239	550	729
Basket of currencies and bonds in US$ indexed to SOFR	5.85%	–	–	798	929
Debt contracts in the international market in:
US$, with variable and fixed interest	5.32%	27	–	17,916	18,992
Other currencies, with variable interest		–	–	–	55
Accrued charges		458	385	–	–
Total		1,035	819	34,429	30,164

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of September 30, 2025.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.21% per year in US$.

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

b) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2025	1,199	1,627	576	601
2026	659	3,652	125	1,975
2027	9,050	4,933	4,039	1,857
2028	5,252	4,673	5,158	1,680
From 2029 to 2031	30,962	11,070	8,511	3,726
2032 onwards	46,476	23,783	16,597	4,993
Total	93,598	49,738	35,006	14,832

(i) Based on interest rate curves and foreign exchange rates applicable as of September 30, 2025 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

41

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2025.

22. Leases

a) Right of use

						Consolidated
	December 31, 2024	Additions and contract modifications	Depreciation and impairments	Transfer to held for sale (note 15a)	Translation adjustment	September 30, 2025
Ports	316	–	(111)	–	(15)	190
Vessels	2,188	112	(211)	–	(301)	1,788
Pelletizing plants	677	(34)	(133)	–	–	510
Properties	584	178	(70)	(212)	(5)	475
Energy plants	172	–	(32)	–	(18)	122
Others	152	54	(47)	–	(17)	142
Total	4,089	310	(604)	(212)	(356)	3,227

b) Leases liabilities

							Consolidated
	December 31, 2024	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 15a)	Translation adjustment	September 30, 2025
Ports	333	–	(98)	11	–	(17)	229
Vessels	2,202	112	(264)	56	–	(303)	1,803
Pelletizing plants	778	(34)	(59)	25	–	–	710
Properties	664	178	(92)	22	(217)	–	555
Energy plants	268	–	(15)	12	–	(34)	231
Others	169	54	(62)	7	–	28	196
Total	4,414	310	(590)	133	(217)	(326)	3,724
Current liabilities	907						931
Non-current liabilities	3,507						2,793
Total	4,414						3,724

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$430 (US$77 million) recorded in the income statement in the nine-month period ended September 30, 2025 (2024: R$998 (US$190 million)).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

42

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

								Consolidated
	2025	2026	2027	2028	2029 onwards	Total	Remaining term (years)	Discount rate
Ports	39	76	6	6	94	221	1 to 18	4% to 5%
Vessels	89	331	325	273	1,000	2,018	1 to 8	3% to 4%
Pelletizing plants	137	185	128	128	149	727	1 to 8	2% to 6%
Properties	30	112	108	105	247	602	1 to 14	2% to 6%
Energy plants	12	33	27	27	179	278	1 to 5	5%
Others	20	76	54	36	11	197	1 to 5	3% to 6%
Total	327	813	648	575	1,680	4,043

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	Consolidated
	Three-month period ended in September 30,		Nine-month period ended in September 30,
	2025	2024	2025	2024
Integral Reparation Agreement	16	43	186	303
Other obligations	(38)	(304)	(488)	(451)
Incurred expenses	(421)	(444)	(1,316)	(1,457)
Insurance	13	10	44	49
Expenses related to Brumadinho event	(430)	(695)	(1,574)	(1,556)

43

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Changes in the provision in the period

	Consolidated
	December 31, 2024	Changes in estimates	Monetary and present value adjustments	Disbursements	September 30, 2025
Integral Reparation Agreement
Payment obligations	1,885	(34)	201	(540)	1,512
Provision for socio-economic reparation and others	2,025	(84)	200	(296)	1,845
Provision for social and environmental reparation	3,300	(68)	374	(1,052)	2,554
	7,210	(186)	775	(1,888)	5,911
Other obligations
Tailings containment, geotechnical safety and environmental reparation	3,121	61	303	(667)	2,818
Individual indemnification	301	47	44	(183)	209
Other	1,566	380	113	(574)	1,485
	4,988	488	460	(1,424)	4,512

Liability	12,198	302	1,235	(3,312)	10,423

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which increased from 7.88% on December 31, 2024, to 8.58% on September 30, 2025.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Legal Proceedings

44

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In August 2024, the Court held a hearing to consider Vale's Motion for Class Decertification, as well as the parties' Cross Motions to Exclude Expert. A decision from the Court is currently pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") has been pending since December 2023.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also a defendant in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$330 million), subject to interest and monetary adjustments. In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$715 million), subject to interest and monetary adjustments. In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately R$3,000 (US$550 million), subject to interest and monetary adjustments, which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the claimants is remote.

24. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into a new agreement (“Definitive Settlement”) on integral and definitive reparation of the impacts of Fundão dam collapse, in Mariana, Minas Gerais. The agreement was ratified in November 2024.

45

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The Definitive Settlement replaced all of the previously signed agreements and addressed Brazilian public authorities the claims related to the Fundão dam collapse, from the perspective of socioenvironmental and socioeconomical damages.

The total amount of the Definitive Settlement is R$170 billion (US$31.7 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	R$38 billion (US$7.9 billion) already incurred, from the date of the dam collapse until the Definitive Settlement, by Vale, Samarco and BHPB with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance;
•	R$100 billion (US$18 billion) paid over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo, the municipalities and which will also be used by Justice Institutions, to fund compensatory actions tied to public policies; and
•	R$32 billion (US$5.8 billion) in performance obligations executed by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

The judicial ratification of the Definitive Settlement ended a series of relevant lawsuits, moved in Brazil. Vale, jointly with BHPB and Samarco, is requiring the archive of these proceedings.

b) Provision related to the Samarco dam failure

The Company recognized an addition to the provision in the amount of R$1,009 (US$182 million) in the nine-month period ended September 30, 2025, substantially related to a revision on the costs to complete individual indemnification programs. The changes on the provision are presented below:

Total
Balance as of December 31, 2024	22,682
Changes in estimates	1,009
Monetary and present value adjustments	853
Disbursements	(11,776)
Balance as of September 30, 2025	12,768

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which decreased from 7.30% on December 31, 2024, to 7.18% on September 30, 2025.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

46

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The proceedings against BHP are still progressing in London and the oral testimony phase of the first stage of the trial, in which the liability issues of the BHP group companies are dealt with, took place between October 2024 and March 2025. If BHP's liability is confirmed, a second stage trial will be held to discuss and determine the amount of damages, scheduled to begin in October 2026 and is expected to last 22 weeks. On the first week of July, it was held a case management conference in anticipation of a possible 2nd stage trial. BHP’s deadline for submitting a complementation of its response is currently ongoing.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately R$6,134 (EUR955 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015. With the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Settlement, their lawsuit was discontinued, with the attachment being reduced to R$4,788 (EUR745.4 million). In July 2025, a case management conference was held to establish the procedural timeline. The Court has decided that the proceedings will be divided into 3 stages: (i) for the exam of the Court’s jurisdiction on the case; (ii) if accepted the jurisdiction, the general exam of the companies’ liability defenses, (iii) if accepted the companies’ liability, a third stage trial will be held to assess the individual damages of the claimants. Vale’s deadline is currently ongoing to present its jurisdiction application, and a hearing is expected to be held in 2026.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

d) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR was to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations for mitigation, remediation, and compensation of damages.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing R$24 billion (US$4.8 billion) financial debt held by creditors was exchanged for approximately R$19 billion (US$3.9 billion) of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund for the reparation and compensation programs capped at R$5 billion (US$1 billion) from 2024 to 2030, of which R$1,978 (US$365 million) has already been incurred, and additional contributions after that period due to the Samarco’s projected cash flows generation.

In August 2025, Samarco's judicial reorganization process was concluded by decision of the 2nd Business Court of the District of Belo Horizonte, with a favorable opinion from the Public Prosecutor's Office of the State of Minas Gerais, which concluded that the judicial reorganization had fulfilled its purpose. Samarco will continue to comply with the remaining obligations, in accordance with the terms and deadlines established.

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

47

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Effects in the income statement

		Consolidated				Parent Company
		Three-month period ended September 30,		Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024	2025	2024	2025	2024
De-characterization of upstream geotechnical structures	25(a)	286	(1)	649	682	286	(1)	649	682
Obligation for asset decommissioning	25(b)	12	33	(56)	201	22	103	(36)	241
Environmental obligations	25(b)	–	–	(1)	(108)	2	(121)	(1)	(116)
Total		298	32	592	775	310	(19)	612	807

Provision changes during the period

		Consolidated
	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024		13,706	19,234	2,749	35,689
Changes in estimates - amounts for closed plants charged to the income statement		(649)	56	1	(592)
Changes in estimates – capitalized value for operational plants		–	36	113	149
Disbursements		(1,527)	(836)	(691)	(3,054)
Monetary and present value adjustments		735	601	121	1,457
Transfer to assets held for sale	15(a)	–	(13)	(128)	(141)
Translation adjustments		–	(1,170)	(45)	(1,215)
Balance as of September 30, 2025		12,265	17,908	2,120	32,293

	Parent Company
	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024	13,706	7,810	1,805	23,321
Changes in estimates - amounts for closed plants charged to the income statement	(649)	36	1	(612)
Changes in estimates – capitalized value for operational plants	–	76	6	82
Disbursements	(1,527)	(662)	(328)	(2,517)
Monetary and present value adjustments	735	438	103	1,276
Balance as of September 30, 2025	12,265	7,698	1,587	21,550

(i) The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which decreased from 7.36% to 7.34%.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. These structures are in different stages of maturity of engineering projects, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

48

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of R$59 (US$10 million) and R$176 (US$31 million) for the three and nine-month period ended September 30, 2025, respectively (2024: R$184 (US$36 million) and R$562 (US$108 million), respectively). The Company is working on legal and security to resume operations.

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Liability by geographical area
Brazil	10,549	11,052	9,285	9,616	7.22%	7.38%	2132	2132
Canada	8,026	9,412	–	–	1.62%	1.44%	2152	2152
Oman	755	879	–	–	3.35%	3.66%	2035	2035
Other regions	698	640	–	–	2.59%	2.77%	–	–
	20,028	21,983	9,285	9,616
Operating plants	14,727	15,526	5,929	5,516
Closed plants	5,301	6,457	3,356	4,100
	20,028	21,983	9,285	9,616

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of R$5,927 (US$1,114 million) as of September 30, 2025 (December 31, 2024: R$6,756 (US$1,091 million), in connection with the asset retirement obligations for its Energy Transition Metals operations. The financial cost of these guarantees is immaterial.

26. Legal proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

49

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below. In addition, the tax litigation related to income tax and social contribution is presented in note 7(d).

a) Provision for legal and administrative proceedings

Effects in income statements

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024
Tax litigations	(346)	(65)	(359)	(92)
Civil litigations	(39)	(14)	187	(91)
Labor litigations	(317)	(142)	(865)	(540)
Environmental litigations	13	(1)	(170)	(14)
Total	(689)	(222)	(1,207)	(737)

Changes in the provisions in the period

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2024	1,245	1,790	2,989	248	6,272
Additions and reversals, net	359	(187)	865	170	1,207
Payments	(111)	(918)	(421)	(168)	(1,618)
Indexation and interest	62	149	173	7	391
Transfer to held for sale and payables taxes	(433)	(28)	(1)	(154)	(616)
Balance as of September 30, 2025	1,122	806	3,605	103	5,636

Balance as of December 31, 2023	441	1,834	2,490	72	4,837
Additions and reversals, net	92	91	540	14	737
Payments	(64)	(353)	(459)	(1)	(877)
Indexation and interest	61	110	11	8	190
Acquisition of Aliança Energia	–	34	–	149	183
Balance as of September 30, 2024	530	1,716	2,582	242	5,070

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

50

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Contingent liabilities

	Consolidated
	September 30, 2025	December 31, 2024
Tax litigations	37,829	37,122
Civil litigations	10,184	7,891
Labor litigations	1,974	1,809
Environmental litigations	6,463	6,499
Total	56,450	53,321

The relevant developments since the financial statements for the year ended December 31, 2024 are presented as follow:

Civil litigations - Public civil action in the Tamanduá Mine

In August 2025, the Brazilian Federal Attorney General’s Office filed a public civil action against Vale in the Brazilian Federal Regional Court of the 6th Region, alleging irregular exploitation of the Tamanduá Mine, located in Nova Lima (MG). The claim amount is R$2,084 (US$392 million), and the risk of loss in this proceeding was classified as possible as of September 30, 2025.

c) Judicial deposits

	Consolidated
	September 30, 2025	December 31, 2024
Tax litigations	2,099	2,096
Civil litigations	581	481
Labor litigations	644	681
Environmental litigations	68	68
Total	3,392	3,326

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$18.6 (US$3.5 billion) (December 31, 2024: R$17.8 (US$2.9 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

27. Employee benefits

				Consolidated
		Current liabilities		Non-current liabilities
	Notes	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Payroll, related charges and other remunerations		4,761	5,783	–	–
Charges related to share-based payments	27(a)	255	98	–	–
Employee post-retirement obligation	27(b)	370	385	6,446	6,925
		5,386	6,266	6,446	6,925

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis on equity, with a corresponding entry in the income statement, over the three-year required service period, net of estimated losses. The charges related to these programs are recorded in liabilities as “Employee benefits”.

51

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Matching Program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the nine-month period ended September 31, 2025 is shown below:

	2025 Program	2024 Program	2023 Program
Granted shares	2,453,783	2,244,659	1,330,503
Share price	57.69	60.05	81.82

Performance Shares Units ("PSU")

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the nine-month period ended September 30, 2025, as well as the result used to calculate the expected value of the total performance factor.

	2025 Program	2024 Program	2023 Program
Granted shares	1,973,979	1,873,175	1,177,755
Date shares were granted	May 06, 2025	April 29, 2024	January 2, 2023
Share price	53.00	63.90	88.88
Expected volatility	33.82%	35.60%	48.33%
Expected term (in years)	3	3	3
Expected shareholder return indicator	87.67%	66.95%	72.42%
Expected performance factor	93.83%	87.71%	69.17%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	September 30, 2025		December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Movements of assets ceiling
Balance at beginning of the period	5,329	–	5,194	–
Interest income	278	–	403	–
Changes on asset ceiling	92	–	(442)	–
Translation adjustment	(144)	–	174	–
Balance at end of the period	5,555	–	5,329	–

52

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(18,964)	(10,890)	(20,718)	(11,911)
Fair value of assets	25,252	4,074	26,727	4,601
Effect of the asset ceiling	(5,555)	–	(5,329)	–
Assets (liabilities)	733	(6,816)	680	(7,310)

Current liabilities	55	(370)	–	(385)
Non-current assets (liabilities) (i)	678	(6,446)	680	(6,925)
Assets (liabilities)	733	(6,816)	680	(7,310)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

28. Equity

a) Share capital

As of September 30, 2025, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	September 30, 2025
Shareholders	Common shares	Golden shares	Total
Previ (i)	394,476,482	–	394,476,482
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	267,178,371	–	267,178,371
Total shareholders with more than 5% of capital	948,001,908	–	948,001,908
Free floating	3,320,778,233	–	3,320,778,233
Golden shares	–	12	12
Total outstanding (without shares in treasury)	4,268,780,141	12	4,268,780,153
Shares in treasury	270,227,427	–	270,227,427
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in the BlackRock, Inc.’s Schedule 13F, filed with the SEC on August 14, 2025 and Bradesco's database estimate on June 30, 2025.

b) Share buyback program

In February 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program, detailed below:

	Total of shares repurchased		Effect on cash flows
	Nine-month period ended September 30,
	2025	2024	2025	2024
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	–	17,413,659	–	1,204
Acquired by wholly owned subsidiaries	–	11,645,514	–	850
Total	–	29,059,173	–	2,054

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

c) Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

53

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Remuneration approved in the nine-month period ended September 30, 2025

•	On July 31, 2025, the Board of Directors approved JCP to its shareholders in the total amount of R$8,091 (US$1,448 million), which was paid in September 2025 as an anticipation of the remuneration for the year ended December 31, 2025.
•	On February 19, 2025, the Board of Directors approved dividends to shareholders in the total amount of R$9,143 (US$1,596 million), approved as additional remuneration for the year ended December 31, 2024. This remuneration was fully paid in March 2025.

Remuneration approved in the nine-month period ended September 30, 2024

•	On July 25, 2024, the Board of Directors approved interest on capital to its shareholders in the total amount of R$8,940 (US$1,608 million), as an anticipation of the remuneration for the year ended December 31, 2024. This remuneration was fully paid in September 2024.
•	On February 22, 2024, the Board of Directors approved dividends to shareholders in the total amount of R$11,722 (US$2,364 million), for the year ended December 31, 2023. This remuneration was fully paid in March 2024.

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a) Transactions with related parties

	Consolidated
	Three-month period ended September 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(62)	–
Pelletizing companies (i)	–	(161)	(46)	–	(452)	(28)
MRS Logística S.A.	–	(690)	–	–	(685)	–
Norte Energia S.A.	–	(115)	–	1	(127)	–
Other	18	(399)	–	38	(9)	–
	18	(1,365)	(46)	39	(1,335)	(28)

54

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Associates
VLI	338	(57)	(7)	468	(69)	(4)
PTVI	–	(933)	–	–	(1,127)	–
Anglo American	–	(531)	15	–	–	–
Other	–	–	–	–	(2)	1
	338	(1,521)	8	468	(1,198)	(3)

Shareholders
Bradesco	–	–	239	–	–	198
Mitsui	120	–	–	325	–	–
Cosan	–	–	–	10	(1)	–
Banco do Brasil	–	–	–	–	–	1
	120	–	239	335	(1)	199
Total	476	(2,886)	201	842	(2,534)	168

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Consolidated
	Nine-month period ended September 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(323)	–
Pelletizing companies (i)	–	(334)	(159)	–	(1,222)	(111)
MRS Logística S.A.	–	(1,916)	–	–	(1,789)	–
Norte Energia S.A.	–	(277)	–	1	(283)	–
Other	109	(1,124)	–	123	(35)	(15)
	109	(3,651)	(159)	124	(3,652)	(126)

Associates
VLI	1,283	(182)	(20)	1,444	(121)	(10)
PTVI	–	(2,640)	–	–	(1,127)	–
Anglo American	–	(801)	53	–	–	–
Other	–	–	(15)	–	(7)	16
	1,283	(3,623)	18	1,444	(1,255)	6

Shareholders
Bradesco	–	–	1,589	–	–	(991)
Mitsui	472	–	–	920	–	–
Cosan	46	(93)	–	11	(15)	–
Banco do Brasil	–	–	1	–	–	5
	518	(93)	1,590	931	(15)	(986)
Total	1,910	(7,367)	1,449	2,499	(4,922)	(1,106)

55

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended September 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	30,915	–	(512)	32,568	–	(1,346)
Other	168	(481)	(92)	82	(338)	(71)
	31,083	(481)	(604)	32,650	(338)	(1,417)
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(62)	–
Pelletizing companies (i)	–	(161)	(8)	–	(452)	(10)
MRS Logística S.A.	–	(690)	–	–	(685)	–
Norte Energia S.A.	–	(115)	–	1	(127)	–
Other	18	–	–	38	(9)	–
	18	(966)	(8)	39	(1,335)	(10)
Associates
VLI	338	(43)	(7)	468	(44)	(4)
Anglo American	–	(531)	(2)	–	–	–
Other	–	–	–	–	–	1
	338	(574)	(9)	468	(44)	(3)
Shareholders
Bradesco	–	–	238	–	–	192
Cosan	–	–	–	6	(1)	–
Banco do Brasil	–	–	–	–	–	–
	–	–	238	6	(1)	192
Total	31,439	(2,021)	(383)	33,163	(1,718)	(1,238)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

56

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Nine-month period ended September 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	82,665	–	(2,239)	90,754	–	(2,531)
Other	301	(1,211)	(251)	192	(726)	(247)
	82,966	(1,211)	(2,490)	90,946	(726)	(2,778)
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(323)	–
Pelletizing companies (i)	–	(334)	(25)	–	(1,222)	(30)
MRS Logística S.A.	–	(1,916)	–	–	(1,789)	–
Norte Energia S.A.	–	(277)	–	1	(283)	–
Other	109	–	–	123	(35)	(15)
	109	(2,527)	(25)	124	(3,652)	(45)
Associates
VLI	1,283	(138)	(20)	1,444	(84)	(10)
Anglo American	–	(801)	–
Other	–	–	(15)	–	(1)	16
	1,283	(939)	(35)	1,444	(85)	6
Shareholders
Bradesco	–	–	1,587	–	–	(1,005)
Cosan	20	(67)		7	(15)	–
Banco do Brasil	–	–	–	–	–	1
	20	(67)	1,587	7	(15)	(1,004)
Total	84,378	(4,744)	(963)	92,521	(4,478)	(3,821)
(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

57

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Outstanding balances with related parties

	Consolidated
	Assets
	September 30, 2025			December 31, 2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	–	–	–	–	–	210
MRS Logística S.A.	–	1	195	–	79	201
Other	–	28	–	–	28	2
	–	29	195	–	107	413

Associates
VLI	–	287	–	–	119	–
PTVI	–	4	–	–	3	–
Anglo American	–	–	892	–	–	923
Other	–	–	19	–	2	8
	–	291	911	–	124	931
Shareholders
Bradesco	4,277	–	804	1,616	–	100
Banco do Brasil	161	–	–	134	–	–
Mitsui	–	76	–	–	41	–
Cosan	–	–	–	–	16	–
	4,438	76	804	1,750	57	100
Pension plan	–	110	–	–	97	–
Total	4,438	506	1,910	1,750	385	1,444

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

]	Consolidated
	Liabilities
	September 30, 2025		December 31, 2024
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	466	1,039	304	1,803
MRS Logística S.A.	116	–	198	–
Other	356	–	412	–
	938	1,039	914	1,803
Associates
VLI	8	586	11	292
PTVI	341	–	414	–
Anglo American	306	–	–	–
Other	117	–	10	1
	772	586	435	293
Shareholders
Bradesco	–	–	5	–
Cosan	–	138	–	1,008
	–	138	5	1,008
Pension plan	–	–	66	–
Total	1,710	1,763	1,420	3,104

(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

58

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
	Assets
	September 30, 2025			December 31, 2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	–	14,130	–	–	24,768	–
Minerações Brasileiras Reunidas S.A.	–	–	305	–	–	285
Salobo Metais	–	1,204	–	–	1,165	–
Other	–	49	40	–	58	185
	–	15,383	345	–	25,991	470
Joint Ventures
Pelletizing companies (i)	–	–	–	–	–	210
MRS Logistica S.A.	–	1	38	–	79	38
Other	–	28	–	–	28	2
	–	29	38	–	107	250
Associates
VLI	–	287	–	–	119	–
Anglo American	–	–	98	–	–	–
Other	–	1	20	–	2	8
	–	288	118	–	121	8
Shareholders
Bradesco	3,027	–	804	945	–	100
Cosan	–	–	–	–	13	–
Banco do Brasil	67	–	–	38	–	–
	3,094	–	804	983	13	100
Pension Plan	—	110	—	–	97	–
Total	3,094	15,810	1,305	983	26,329	828
(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

59

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
	Liabilities
	September 30, 2025			December 31, 2024
	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	–	62,893	5,129	–	73,707	5,923
Salobo	9	–	135	9		135
Other	191	–	2,903	205	–	3,518
	200	62,893	8,167	214	73,707	9,576
Joint Ventures
Pelletizing companies (i)	466	–	–	304	–	–
MRS Logística S.A.	116	–	–	198	–	–
Other	46	–	–	90	–	–
	628	–	–	592	–	–
Associates
VLI	6	–	586	10	–	292
Anglo American	306	–		–	–	–
Other	117	–	–	9	–	1
	429	–	586	19	–	293
Shareholders
Bradesco	–	–	138	–	–	1,008
Cosan	–	–	–	2	–	–
	–	–	138	2	–	1,008
Pension plan	—	—	—	61	–	–
Total	1,257	62,893	8,891	888	73,707	10,877

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the nine-month period ended September 30, 2025, the compensation of the Company’s key management personnel was R$152 (US$27 million) (2024: R$108 (US$21 million)).

60

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 30, 2025		Director of Investor Relations